Exhibit 99.1

Jupai Reports Full Year 2020 Results

SHANGHAI — March 15, 2021 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2020.

FOURTH QUARTER AND FULL YEAR 2020 FINANCIAL HIGHLIGHTS

•                      Net revenues in the fourth quarter of 2020 were RMB98.0 million, a decrease of 28.4% from the corresponding period in 2019. For the full year 2020, net revenues were RMB388.2 million, a decrease of 50.6% from 2019.

For the quarter ended December 31
(RMB ‘000, except percentages)	Q4 2019	Q4 2019%	Q4 2020	Q4 2020%	YoY Change %
One-time commissions	71,059	51.9%	38,576	39.4%	-45.7%
Recurring management fees	28,570	20.9%	17,602	18.0%	-38.4%
Recurring service fees	37,310	27.2%	41,829	42.6%	12.1%
Other service fees	—	—	—	—	—
Total net revenues	136,939	100.0%	98,007	100.0%	-28.4%

For the full year ended December 31
(RMB ‘000, except percentages)	FY 2019	FY 2019%	FY 2020	FY 2020%	YoY Change %
One-time commissions	318,854	40.5%	162,152	41.8%	-49.1%
Recurring management fees	338,647	43.1%	97,992	25.2%	-71.1%
Recurring service fees	114,542	14.6%	128,028	33.0%	11.8%
Other service fees	13,904	1.8%	—	—	—
Total net revenues	785,947	100.0%	388,172	100.0%	-50.6%

•                      Income from operations in the fourth quarter of 2020 was RMB6.6 million, as compared to loss from operations of RMB29.5 million from the corresponding period in 2019. For the full year 2020, loss from operations was RMB34.4 million, as compared to RMB136.7 million from 2019.

•                      Net income attributable to ordinary shareholders in the fourth quarter of 2020 was RMB2.0 million, as compared to net loss attributable to ordinary shareholders of RMB30.2 million from the corresponding period in 2019. For the full year 2020, net loss attributable to ordinary shareholders was RMB31.4 million, as compared to RMB164.7 million from 2019.

•                      Adjusted net income attributable to ordinary shareholders (non-GAAP1) in the fourth quarter of 2020 was RMB2.3 million, as compared to adjusted net loss attributable to ordinary shareholders of RMB27.8 million from the corresponding period in 2019. For the full year 2020, non-GAAP net loss attributable to ordinary shareholders was RMB27.8 million, as compared to RMB154.5 million from 2019.

1  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and amortization of intangible assets resulted from business acquisitions.

FOURTH QUARTER AND FULL YEAR 2020 OPERATIONAL UPDATES

•                      Total number of active clients2 for the full year 2020 was 1,700, as compared to 2,973 active clients in 2019.

•                      The aggregate value of wealth management products distributed by the Company during the fourth quarter of 2020 was RMB1.2 billion, a 38.7% decrease from the corresponding period in 2019. For the full year 2020, the aggregate value of wealth management products distributed by the Company was RMB6.5 billion, a 34.3% decrease from 2019.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Twelve months ended
Product type	December 31, 2019		December 31, 2020		December 31, 2019		December 31, 2020
	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	1,474	78%	833	72%	7,219	73%	4,116	64%
Private equity products	113	6%	14	1%	1,526	16%	1,017	16%
Secondary market equity fund products	132	7%	281	24%	291	3%	1,173	18%
Other products	179	9%	35	3%	791	8%	147	2%
All products	1,898	100%	1,163	100%	9,827	100%	6,453	100%

•                      Jupai’s coverage network as of December 31, 2020 included 31 client centers covering 30 cities, as compared to 51 client centers covering 43 cities as of December 31, 2019.

•                      Total assets under management3 as of December 31, 2020 were RMB33.8 billion, as compared to RMB41.8 billion from December 31, 2019.

Assets under management — breakdown by product type

	As of
Product type	December 31, 2019		December 31, 2020
	(RMB in millions, except percentages)
Fixed income products	13,455	32%	10,149	30%
Private equity products	26,294	63%	21,549	64%
Secondary market equity fund products	929	2%	968	3%
Other products	1,147	3%	1,163	3%
All products	41,825	100%	33,829	100%

2  “Active clients” for a given period refer to clients who purchase wealth management products distributed by Jupai at least once during that given period.

3  “Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

“We were pleased to see our distribution of secondary market products increase to RMB1.17 billion for the full year 2020, compared to RMB290 million in 2019, showing our ability to optimize product offerings,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “We remain optimistic in the long term prospects of China’s wealth management industry, and are confident that our strategy of developing a diverse range of high-quality investment products for China’s growing high net worth population positions Jupai for sustainable profitable growth.”

Ms. Min Liu, Jupai’s chief financial officer, said, “We were encouraged to turn profitable in the fourth quarter of 2020. Jupai’s effective cost control measures continued to drive margin improvement as evidenced by our profitable fourth quarter which saw total operating costs decrease by 45.1% on a year over year basis. In 2021, we will continue to improve our productivity while optimizing overall customer experience.”

FOURTH QUARTER AND FULL YEAR 2020 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2020 were RMB98.0 million, a 28.4% decrease from the corresponding period in 2019, primarily due to decreases in one-time commissions and recurring management fees. Net revenues were RMB388.2 million for the full year 2020, a decrease of 50.6% from 2019.

•                      Net revenues from one-time commissions for the fourth quarter of 2020 were RMB38.6 million, a 45.7% decrease from the corresponding period in 2019, primarily as a result of a decrease in the aggregate value of wealth management products distributed by the Company. For the full year 2020, net revenues from one-time commissions were RMB162.2 million, a decrease of 49.1% from 2019.

•                      Net revenues from recurring management fees for the fourth quarter of 2020 were RMB17.6 million, a 38.4% decrease from the corresponding period in 2019, primarily due to the decrease in the value of assets under management. RMB1.9 million and RMB0.9 million carried interest was recognized as part of Jupai’s recurring management fees in the fourth quarter of 2020 and 2019, respectively. For the full year 2020, net revenues from recurring management fees were RMB98.0 million, a 71.1% decrease from 2019. RMB13.7 million and RMB156.9 million carried interest was recognized as part of Jupai’s recurring management fees for the full year 2020 and 2019, respectively.

•                      Net revenues from recurring service fees for the fourth quarter of 2020 were RMB41.8 million, a 12.1% increase from the corresponding period in 2019. The Company recognized RMB3.3 million and RMB0.3 million variable performance fees in the fourth quarter of 2020 and 2019, respectively. For the full year 2020, net revenues from recurring service fees were RMB128.0 million, an 11.8% increase from 2019. The Company recognized RMB10.6 million and RMB2.1 million variable performance fees for the full year 2020 and 2019, respectively.

•                      Net revenues from other service fees for the fourth quarter of 2020 and 2019 were both nil. For the full year 2020, net revenues from other service fees were nil, as compared to RMB13.9 million from 2019.

Operating Costs and Expenses

Operating costs and expenses for the fourth quarter of 2020 were RMB91.4 million, a decrease of 45.1% from the corresponding period in 2019. For the full year 2020, operating costs and expenses were RMB422.6 million, a decrease of 54.2% from 2019.

•                      Cost of revenues for the fourth quarter of 2020 was RMB39.9 million, a decrease of 56.3% from the corresponding period in 2019. This was primarily due to decrease in headcount of wealth management advisors and client managers, as well as the decrease in the aggregate value of wealth management products distributed by the Company. For the full year 2020, cost of revenues was RMB205.6 million, a decrease of 57.3% from 2019.

•                      Selling expenses for the fourth quarter of 2020 were RMB18.1 million, a decrease of 64.2% from the corresponding period in 2019, primarily due to the decrease in marketing and promotion activities and the decrease in revenues. For the full year 2020, selling expenses were RMB84.9 million, a decrease of 58.9% from 2019.

•                      General and administrative expenses for the fourth quarter of 2020 were RMB39.3 million, a decrease of 14.3% from the corresponding period in 2019, mainly due to continuous improvement in operating efficiency. For the full year 2020, general and administrative expenses were RMB153.7 million, a decrease of 42.1% from 2019.

•                      Other operating income (government subsidies) received by the Company for the fourth quarter of 2020 was RMB5.9 million, a decrease of 72.2% from the corresponding period in 2019. For the full year 2020, other operating income was RMB21.6 million, a decrease of 31.3% from 2019. Government subsidies were recorded when received, with their availability and amount dependent upon government policies.

Operating margin for the fourth quarter of 2020 was 6.8%, as compared to -21.5% for the corresponding period in 2019. For the full year 2020, operating margin was -8.9%, compared to -17.4% for 2019.

Income tax expenses for the fourth quarter of 2020 were RMB41.1 thousand, a decrease of 99.8% from the corresponding period in 2019, primarily due to taxable losses for the fourth quarter of 2020. For the full year 2020, income tax expenses were RMB0.8 million, a decrease of 98.5% from 2019.

Net Income

•                      Net Income

•                      Net income attributable to ordinary shareholders for the fourth quarter of 2020 was RMB2.0 million, as compared to net loss attributable to ordinary shareholders of RMB30.2 million from the corresponding period in 2019. For the full year 2020, net loss attributable to ordinary shareholders was RMB31.4 million, as compared to RMB164.7 million in 2019.

•                      Net margin attributable to ordinary shareholders for the fourth quarter of 2020 was 2.0%, as compared to -22.0% from the corresponding period in 2019. For the full year 2020, net margin attributable to ordinary shareholders was -8.1%, compared to -21.0% in 2019.

•                      Net income attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the fourth quarter of 2020 was RMB0.06 and RMB0.06, respectively, as compared to net loss attributable to ordinary shareholders per basic and diluted ADS of RMB0.90 and RMB0.90, respectively, from the corresponding period in 2019. For the full year 2020, net loss attributable to ordinary shareholders per basic and diluted ADS was RMB0.94 and RMB0.94, respectively, as compared to RMB4.90 and RMB4.90, respectively, in 2019.

•                      Adjusted Net (Loss) Income (non-GAAP)

•                      Adjusted net income attributable to ordinary shareholders (non-GAAP) for the fourth quarter of 2020 was RMB2.3 million, as compared to adjusted net loss attributable to ordinary shareholders of RMB27.8 million from the corresponding period in 2019. For the full year 2020, non-GAAP net loss attributable to ordinary shareholders was RMB27.8 million, as compared to RMB154.5 million in 2019.

•                      Adjusted net margin attributable to ordinary shareholders (non-GAAP) for the fourth quarter of 2020 was    2.3%, as compared to -20.3% from the corresponding period in 2019. For the full year 2020, non-GAAP net margin attributable to ordinary shareholders was -7.2%, as compared to -19.7% in 2019.

•                      Adjusted net income attributable to ordinary shareholders per diluted ADS (non-GAAP) for the fourth quarter of 2020 was RMB0.07, as compared to adjusted net loss attributable to ordinary shareholders per diluted ADS (non-GAAP) of RMB0.83 from the corresponding period in 2019. For the full year 2020, non-GAAP net loss attributable to ordinary shareholders per diluted ADS was RMB0.83, as compared to RMB4.60 in 2019.

Repurchase of Shares

As of March 9, 2021, we had repurchased 539,142 ADSs as part of the Company’s share repurchase program of up to US$10 million announced in February 2020, at a total cost of US$741,554, inclusive of transaction charges.

Balance Sheet and Cash Flow

As of December 31, 2020, the Company had RMB657.2 million in cash, cash equivalents and restricted cash, as compared to RMB712.3 million as of December 31, 2019.

Net cash used in operating activities during the fourth quarter of 2020 was RMB18.7 million, as compared to RMB47.0 million from the corresponding period in 2019. For the full year 2020, net cash used in operating activities was RMB15.6 million, as compared to RMB224.6 million in 2019.

Net cash provided by investing activities during the fourth quarter of 2020 was RMB10.0 million, as compared to RMB100.4 million net cash used in investing activities from the corresponding period in 2019. For the full year 2020, net cash used in investing activities was RMB32.4 million, as compared to RMB365.7 million in 2019.

Net cash used in financing activities during the fourth quarter of 2020 was nil, as compared to nil from the corresponding period in 2019. For the full year 2020, net cash used in financing activities was RMB7.1 million, as compared to RMB29.6 thousand net cash provided by financing activities in 2019.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on March 15, 2021 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Please register in advance for the conference call using the link provided below. Upon registering, you will be provided with a calendar invite with participant dial-in numbers, passcode, and a unique access pin by email. To join the conference, simply dial the number you receive after preregistering, enter the passcode followed by your pin, and you will join the conference instantly.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/7090695

A replay of the conference call may be accessed by phone at the following number until March 23, 2021:

U.S./International:	+1-855-452-5696 or +61-2-8199-0299
Mainland China:	400-602-2065
Hong Kong:	800-963-117
Singapore:	800-616-2305
Passcode:	7090695

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares, share options and amortization of intangible assets related to acquisition. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Investor Relations

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB, except for USD data)

	As of
	December 31,	December 31,	December 31,	December 31,
	2019	2019	2020	2020
	RMB	USD[4]	RMB	USD[5]
Assets
Current assets:
Cash and cash equivalents	711,205,698	102,158,306	630,416,786	96,615,599
Restricted cash	1,100,000	158,005	26,819,159	4,110,216
Accounts receivable	—	—	6,539	1,002
Other receivables	14,125,535	2,029,006	61,254,793	9,387,708
Amounts due from related parties	95,193,003	13,673,619	20,182,412	3,093,090
Other current assets	4,984,541	715,985	16,034,692	2,457,424
Total current assets	826,608,777	118,734,921	754,714,381	115,665,039
Long-term investments	228,950,000	32,886,610	218,950,000	33,555,556
Investment in affiliates	107,541,000	15,447,298	100,341,909	15,378,070
Amounts due from related parties — non-current	229,117,743	32,910,705	229,154,928	35,119,529
Property and equipment, net	27,834,760	3,998,213	17,093,837	2,619,745
Intangible assets, net	38,250,479	5,494,338	34,177,021	5,237,858
Other non-current assets	17,886,020	2,569,166	13,538,437	2,074,856
Right-of-use assets	68,950,101	9,904,062	39,119,312	5,995,297
Deferred tax assets	4,608,063	661,907	4,312,491	660,918
Total Assets	1,549,746,943	222,607,220	1,411,402,316	216,306,868

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	58,318,063	8,376,866	57,926,124	8,877,567
Income tax payable	82,800,208	11,893,506	85,592,667	13,117,650
Other tax payable	695,081	99,842	2,643,970	405,206
Amounts due to related parties — current	19,439,664	2,792,333	16,625,680	2,547,997
Deferred revenue from related parties	42,053,959	6,040,673	10,364,519	1,588,432
Deferred revenue	35,674,503	5,124,322	8,598,708	1,317,810
Other current liabilities	78,201,072	11,232,881	59,759,820	9,158,593
Total current liabilities	317,182,550	45,560,423	241,511,488	37,013,255
Deferred revenue — non-current from related parties	4,917,845	706,404	11,425,388	1,751,017
Deferred revenue — non-current	311,651	44,766	1,284,080	196,794
Operating Lease Liabilities — non-current	28,518,789	4,096,468	12,619,411	1,934,009
Total Liabilities	350,930,835	50,408,061	266,840,367	40,895,075
Equity	1,198,816,108	172,199,159	1,144,561,949	175,411,793
Total Liabilities and Total Shareholders’ Equity	1,549,746,943	222,607,220	1,411,402,316	216,306,868

4  The conversion of Renminbi (RMB) into U.S. dollars (US$) in this column is based on the noon buying rate on December 31, 2019, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.9618 to US$1.00.

5  The conversion of Renminbi (RMB) into U.S. dollars (US$) in this column is based on the noon buying rate on December 31, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.525 to US$1.00.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data and ADS data)

	Three months ended
	December 31,	December 31,	December 31,	December 31,
	2019	2019	2020	2020
	RMB	USD[6]	RMB	USD[7]
Revenues
Third party revenues	99,231,965	14,253,780	41,379,039	6,341,615
Related party revenues	39,061,709	5,610,863	57,193,393	8,765,271
Total revenues	138,293,674	19,864,643	98,572,432	15,106,886
Taxes and surcharges	(1,353,899)	(194,475)	(565,556)	(86,675)
Net revenues	136,939,775	19,670,168	98,006,876	15,020,211

Operating costs and expenses:
Cost of revenues	(91,438,915)	(13,134,378)	(39,934,255)	(6,120,192)
Selling expenses	(50,454,658)	(7,247,358)	(18,069,045)	(2,769,202)
General and administrative expenses	(45,793,524)	(6,577,829)	(39,263,834)	(6,017,446)
Other operating income — government subsidies	21,250,000	3,052,372	5,905,000	904,980
Total operating cost and expenses	(166,437,097)	(23,907,193)	(91,362,134)	(14,001,860)
Income (loss) from operations	(29,497,322)	(4,237,025)	6,644,742	1,018,351

Interest income	1,202,464	172,723	1,580,173	242,172
Investment (loss) income	15,015,285	2,156,811	(9,561,729)	(1,465,399)
Other income	580,151	83,333	1,078,708	165,319
Total other (loss) income	16,797,900	2,412,867	(6,902,848)	(1,057,908)
Loss before taxes and loss from equity in affiliates	(12,699,422)	(1,824,158)	(258,106)	(39,557)
Income tax expense	(19,844,896)	(2,850,541)	(41,138)	(6,305)
Gain (loss) from equity in affiliates	(86,622)	(12,442)	881,194	135,050
Net (loss) income	(32,630,940)	(4,687,141)	581,950	89,188
Net loss attributable to non-controlling interests	2,478,436	356,005	1,404,579	215,261
Net (loss) income attributable to ordinary shareholders	(30,152,504)	(4,331,136)	1,986,529	304,449

Net (loss) income per ADS:
Basic	(0.90)	(0.13)	0.06	0.01
Diluted	(0.90)	(0.13)	0.06	0.01
Weighted average number of ADSs used in computation:
Basic	33,622,879	33,622,879	33,181,510	33,181,510
Diluted	33,622,879	33,622,879	33,181,510	33,181,510

6  The conversion of data from Renminbi (RMB) into U.S. dollars (US$) for three months ended and twelve months ended December 31, 2019 in this table and the following tables is based on the noon buying rate on December 31, 2019, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.9618 to US$1.00.

7  The conversion of data from Renminbi (RMB) into U.S. dollars (US$) for three months ended and twelve months ended December 31, 2020 in this table and the following tables is based on the noon buying rate on December 31, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.525 to US$1.00.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data and ADS data)

	Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2019	2019	2020	2020
	RMB	USD	RMB	USD
Revenues
Third party revenues	387,870,253	55,714,076	212,783,752	32,610,536
Related party revenues	402,889,899	57,871,513	177,025,427	27,130,334
Total revenues	790,760,152	113,585,589	389,809,179	59,740,870
Taxes and surcharges	(4,812,940)	(691,336)	(1,637,436)	(250,948)
Net revenues	785,947,212	112,894,253	388,171,743	59,489,922

Operating costs and expenses:
Cost of revenues	(481,746,067)	(69,198,493)	(205,634,704)	(31,514,897)
Selling expenses	(206,777,405)	(29,701,716)	(84,903,304)	(13,012,001)
General and administrative expenses	(265,527,496)	(38,140,638)	(153,650,898)	(23,548,030)
Other operating income — government subsidies	31,429,802	4,514,609	21,590,703	3,308,920
Total operating cost and expenses	(922,621,166)	(132,526,238)	(422,598,203)	(64,766,008)
Loss from operations	(136,673,954)	(19,631,985)	(34,426,460)	(5,276,086)

Interest income	6,136,600	881,467	5,162,441	791,179
Investment (loss) income	12,627,142	1,813,775	(7,333,446)	(1,123,900)
Other income	3,409,000	489,673	2,382,302	365,104
Total other income	22,172,742	3,184,915	211,297	32,383
Loss before taxes and loss from equity in affiliates	(114,501,212)	(16,447,070)	(34,215,163)	(5,243,703)
Income tax expense	(52,944,639)	(7,605,021)	(796,524)	(122,073)
Loss from equity in affiliates	(5,015,063)	(720,369)	(1,612,759)	(247,166)
Net loss	(172,460,914)	(24,772,460)	(36,624,446)	(5,612,942)
Net loss attributable to non-controlling interests	7,774,839	1,116,786	5,256,798	805,640
Net loss attributable to ordinary shareholders	(164,686,075)	(23,655,674)	(31,367,648)	(4,807,302)

Net loss per ADS:
Basic	(4.90)	(0.70)	(0.94)	(0.14)
Diluted	(4.90)	(0.70)	(0.94)	(0.14)
Weighted average number of ADSs used in computation:
Basic	33,615,983	33,615,983	33,405,213	33,405,213
Diluted	33,615,983	33,615,983	33,405,213	33,405,213

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data)

	Three months ended
	December 31,	December 31,	December 31,	December 31,
	2019	2019	2020	2020
	RMB	USD	RMB	USD
Net (loss) income	(32,630,940)	(4,687,141)	581,950	89,188
Other comprehensive (loss) income, net of tax:
Change in cumulative foreign currency translation adjustment	(11,558,804)	(1,660,319)	(9,984,441)	(1,530,183)
Other comprehensive loss	(11,558,804)	(1,660,319)	(9,984,441)	(1,530,183)
Comprehensive loss	(44,189,744)	(6,347,460)	(9,402,491)	(1,440,995)
Less: Comprehensive loss attributable to non-controlling interests	(2,481,770)	(356,484)	(1,321,253)	(202,491)
Comprehensive loss attributable to ordinary shareholders	(41,707,974)	(5,990,976)	(8,081,238)	(1,238,504)

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data)

	Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2019	2019	2020	2020
	RMB	USD	RMB	USD
Net loss	(172,460,914)	(24,772,460)	(36,624,446)	(5,612,942)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	(3,245,903)	(466,245)	(16,091,628)	(2,466,150)
Other comprehensive loss	(3,245,903)	(466,245)	(16,091,628)	(2,466,150)
Comprehensive loss	(175,706,817)	(25,238,705)	(52,716,074)	(8,079,092)
Less: Comprehensive loss attributable to non-controlling interests	(7,748,689)	(1,113,029)	(5,135,943)	(787,118)
Comprehensive loss attributable to ordinary shareholders	(167,958,128)	(24,125,676)	(47,580,131)	(7,291,974)

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	December 31,	December 31,
	2019	2020
	RMB	RMB
Net margin attributable to ordinary shareholders	-22.0%	2.0%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	-20.3%	2.3%

Net (loss) income attributable to ordinary shareholders	(30,152,504)	1,986,529
Adjustment for share-based compensation (net of tax effect of nil for both three months ended December 31, 2019 and 2020)	2,389,105	264,531
Adjusted net (loss) income attributable to ordinary shareholders (non-GAAP)	(27,763,399)	2,251,060

Net (loss) income attributable to ordinary shareholders per ADS, diluted	(0.90)	0.06
Adjusted net (loss) income attributable to ordinary shareholders per ADS, diluted (non-GAAP)	(0.83)	0.07

Weighted average number of ADSs used in computation:
Diluted	33,622,879	33,181,510

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Twelve months ended
	December 31,	December 31,
	2019	2020
	RMB	RMB
Net margin attributable to ordinary shareholders	-21.0%	-8.1%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	-19.7%	-7.2%

Net loss attributable to ordinary shareholders	(164,686,075)	(31,367,648)
Adjustment for share-based compensation (net of tax effect of nil for both twelve months ended December 31, 2019 and 2020)	9,583,596	3,593,399
Adjustment for amortization of intangible assets related to acquisition (net of tax effect of RMB196,316 and nil for twelve months ended December 31, 2019 and 2020, respectively)	588,954	—
Adjusted net loss attributable to ordinary shareholders (non-GAAP)	(154,513,525)	(27,774,249)

Net loss attributable to ordinary shareholders per ADS, diluted	(4.90)	(0.94)
Adjusted net loss attributable to ordinary shareholders per ADS, diluted (non-GAAP)	(4.60)	(0.83)

Weighted average number of ADSs used in computation:
Diluted	33,615,983	33,405,213